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                                                              EXHIBIT D.9



                                             April 7, 1997



Ms. Mary Cottrell
Secretary
Department of Public Utilities
100 Cambridge Street
Boston, MA 02202

        RE: Petition of Western Massachusetts Electric Company for Approval of the Issue and Sale of First Mortgage Bonds

Dear Ms. Cottrell:

        Enclosed is Western Massachusetts Electric Company's (the "Company") original and nine copies of a petition for approval of the issue and sale of First Mortgage Bonds. The testimony of John B. Keane, Vice President and Treasurer of the Company, and additional exhibits will be filed at least seven days before any hearing. In addition to other matters, Mr. Keane's testimony will address the relationship of the proposed financing to the current electric utility restructuring initiatives in Massachusetts.

        A check in the amount of $23,100.00 is enclosed in payment of the filing fee.

        Please contact Jane P. Seidl, Senior Counsel, at (860) 665-5051 or, in her absence, the undersigned at (860) 665-3532 to schedule a hearing on this matter.

        Please acknowledge receipt of this petition by stamping the enclosed copy of this letter and returning it to me in the enclosed stamped, self-addressed envelope.

                                             Very truly yours,

                                            /s/ Jeffrey C. Miller
                                             Jeffrey C. Miller
                                             Assistant General Counsel

Enclosures


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                          COMMONWEALTH OF MASSACHUSETTS

                          DEPARTMENT OF PUBLIC UTILITIES



PETITION OF WESTERN    )
MASSACHUSETTS ELECTRIC )
COMPANY FOR APPROVAL   )  D.P.U. ________________
OF ISSUANCE OF FIRST   )
MORTGAGE BONDS AND     )
PREFERRED STOCK        )


A.      INTRODUCTION

        1. This is a petition by Western Massachusetts Electric Company (WMECO or the Petitioner) for approval by the Department of Public Utilities (the Department) under Chapter 164, Section 14 of the Massachusetts General Laws to issue first mortgage bonds in the aggregate principal amount of up to $150 million (the Bonds). The Bonds will be issued during the period from April 1, 1997 through June 30, 1997 to secure the Petitioner's obligations to repay its short-term borrowings under its 1996 revolving credit agreement with banks.

         The aggregate principal amount of Bonds to be issued hereunder will be reduced by the principal amount of first mortgage bonds, if any, to be issued pursuant to the authority granted in D.P.U. 96-96.{1} Accordingly, the aggregate principal amount of first mortgage bonds to be issued and outstanding at any one time pursuant to this Petition and D.P.U. 96-96 will not exceed $150 million.

               **FOOTNOTES**

{1} In its Decision dated March 21, 1997 in D.P.U. 96-96, the Department authorized the Petitioner to issue up to an aggregate principal amount of $60 million of its first mortgage bonds and/or Class A preferred stock through October 1, 1998.




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B.      BACKGROUND

        1. The Petitioner is an electric company duly organized and existing under the laws of the Commonwealth.
        2. The exact legal name of the Petitioner and its principal place of business are:
                       Western Massachusetts Electric Company
                       174 Brush Hill Avenue
                       West Springfield, Massachusetts  01089

        3. The name, title, address and telephone number of the attorneys or other persons to whom correspondence or communications in regard to this application are to be addressed:

               Mr. John B. Keane
               Vice President and Treasurer
               Western Massachusetts Electric Company
               c/o Northeast Utilities Service Company
               P.O. Box 270
               Hartford, Connecticut  06141-0270
               (860) 665-3541

        and

               Jane P. Seidl, Esq.
               Western Massachusetts Electric Company
               c/o Northeast Utilities Service Company
               P.O. Box 270
               Hartford, Connecticut  06141-0270
               (860) 665-5051

        and

               Stephen Klionsky, Esq.
               Western Massachusetts Electric Company
               260 Franklin Street, 21{st} Floor
               Boston, Massachusetts 02110-3179
               (617) 345-4778

        4. The Petitioner currently has issued and outstanding 1,072,471 shares of its Common Stock with a par value of $25 per share; 200,000 shares of 7.72% Preferred Stock, Series B, with a par value of $100 per share and 840,000 shares of 7.6% Class A Preferred Stock, 1987 Series, with a par value of $25 per share.

        5. As of December 31, 1996, the Petitioner had issued and outstanding long-term debt and other long-term obligations in the aggregate principal amount of approximately $335,720,325, as follows:

        (a) First Mortgage Bonds in the aggregate principal amount of $259,500,000, consisting of six outstanding series, Series F, G and V through Y, with maturity dates from 1997 to 2024 and interest rates ranging from 5.750 percent for the Series F Bonds to 7.75 percent for the Series V and Y
Bonds;

        (b) Pollution Control Notes in the aggregate principal amount of $53,800,000 due in 2028; and

        (c) Long-term obligations of approximately $37,055,000 for spent fuel disposal costs.

C.      USE OF BONDS AS COLLATERAL

        The Petitioner is hereby requesting approval to issue up to $150 million in principal amount of Bonds to secure its obligations to repay certain short-term revolving credit borrowings. After a lengthy negotiation and syndication process, a total of twelve banks committed to a revolving credit facility totaling $313.75 million on November 21, 1996 (the Revolving Credit Agreement) which expires in November 1999. In addition to the Petitioner, which can currently borrow up to $150 million under the Revolving Credit Agreement, certain other companies in the NU system may borrow funds under the facility. The facility is currently unsecured and the Petitioner may choose from among a number of variable interest rate modes for each borrowing. The lenders from which WMECO may borrow funds under the Revolving Credit Agreement are collectively referred to herein as the Banks.

        In light of WMECO's recent nuclear difficulties at the Millstone plants, and the financial impacts resulting from increased costs associated with the current nuclear outages, the Petitioner forecasts that it will not be able to meet certain financial covenants required by the Revolving Credit Agreement, for one or more quarters of 1997. If the Petitioner fails to meet these covenants, it would not be permitted to borrow under the Revolving Credit Agreement and would be obligated to repay any borrowings outstanding thereunder, unless waived by the Banks. In response to the Petitioner's requests for the amendments to the agreement so that WMECO's access to funds to meet its needs continues in effect, the Banks are seeking security to support WMECO's obligations to repay balances that might be outstanding from time to time under the Revolving Credit Agreement and the interest and facility fees relating thereto. Because the Revolving Credit Agreement is an important element in enabling the Petitioner to maintain its financial flexibility and its ability to meet unanticipated needs for working capital funds, the Petitioner has been working closely with the Banks to fulfill their request.

        The Banks have indicated that first mortgage bonds would be acceptable as a form of security. Accordingly, WMECO is seeking authorization from the Department to issue a new series of Bonds in an aggregate principal amount of up to $150 million to secure WMECO's principal, interest and facility fees under such agreement. Upon issuance of the Bonds, the Banks will receive the benefit of a first mortgage lien on substantially all of the WMECO's physical property and franchises, including WMECO's generating stations (but not its interest in the four regional Yankee nuclear plants) and its transmission and distribution facilities, pari passu with other outstanding first mortgage bonds.

        To the extent that the Petitioner issues first mortgage bonds in the aggregate principal amount of up to $60 million, as authorized in D.P.U. 96-96, the principal amount of Bonds to be issued hereunder will be decreased by a like amount. The Petitioner will base its decision on the amount and type of first mortgage bonds to be issued under the authority granted in D.P.U. 96-96 on prevailing market conditions for its securities and cash requirements at the time of proposed issuance.

D.      NET PLANT TEST

        The Petitioner believes that the net plant test does not apply because the Bonds are contingent obligations as to which Petitioner will have no payment requirement unless the underlying short-term debt to which they relate is not paid. However, if the net plant test were to apply to the full $150 million of Bonds referred herein, the Petitioner would meet the test because its net utility plant (utility plant less accumulated depreciation and less construction work in progress), which includes nuclear fuel and fossil inventories, is equal to or in excess of its outstanding stock (common and preferred) (not including retained earnings) and long-term debt. As of December 31, 1996, the Petitioner had net utility plant of at least $783,404,000 while its outstanding stock and long-term debt was $568,165,000.{2}

E.      ISSUANCE PROCESS

        The Petitioner hereby requests that the Department authorize the Petitioner to issue the Bonds within the parameters set forth in this Petition. The Petitioner will cause to be issued to Citibank, N.A., as collateral agent for the Banks, a series of Bonds created for the purpose of securing the Petitioner's principal, interest and facility fee obligations under the Revolving Credit Agreement in a principal amount of up to $150 million.
Certain terms of the Bonds, other than as specifically set forth herein, will be negotiated between the Company and the Banks prior to issuance of the Bonds.

F.      SEC JURISDICTION

        The Petitioner is subject to the jurisdiction of the Securities and Exchange Commission (SEC) under the Public Utility Holding Company Act of 1935, as amended (the 1935 Act). However, as long as the Petitioner complies with Rule 52 under the 1935 Act, which includes a requirement that the Department approve the issue of the Bonds, no approval of the issue of the Bonds is required under that Act.

        A copy of WMECO's annual report to the SEC on Form 10-K for the twelve months ended December 31, 1996 is filed as Exhibit 3. As the Bonds are not being sold publicly or privately, but are being issued solely as security for repayment of credit borrowings, no registration statement or private placement memorandum will be distributed in connection with the issuance of such bonds.

G.      DESCRIPTION OF THE BONDS

        1. The Petitioner proposes to issue, on or before June 30, 1997, pursuant to this Petition up to a total of $150 million aggregate principal amount of Bonds. The Bonds will be used only to secure the Petitioner's repayment obligations under the Revolving Credit Agreement. The Bonds will have a term of not more than three years; but in no event exceeding the remaining term of the Revolving Credit Agreement. The Bonds will bear interest in such amounts as is sufficient to pay all interest on advances made to WMECO under the Revolving Credit Agreement and the related facility fee, subject to a cap amount which may be negotiated.

        2. In order to enable the Petitioner to design redemption and/or reacquisition terms and other provisions that are favorable to the Petitioner while still being acceptable to the Banks, the Petitioner is requesting the flexibility to determine redemption, reacquisition and other terms at the time of issuance of the Bonds. Similarly, the Petitioner seeks the flexibility to determine, at the time of the issuance based upon market conditions, whether the Bonds shall have a sinking fund provision.

        3. The Bonds would be issued under and secured by the First Mortgage Indenture and Deed of Trust dated as of August 1, 1954, between the Petitioner and State Street Bank and Trust Company, Successor Trustee, as heretofore supplemented and amended by indentures supplemental thereto, and as to be further supplemented by a supplemental indenture setting out the terms of the Bonds.
        4. The issuance of the Bonds would be consummated on or before June 30, 1997.

H.      TESTIMONY AND EXHIBITS

        1. At least seven days before the hearing on this petition, the Petitioner will file in support of this petition the testimony and those exhibits not listed with an asterisk in Appendix I hereto. Those exhibits listed with an asterisk are being filed with this petition.

        WHEREFORE YOUR PETITIONER PRAYS that this Honorable Department will determine pursuant to Section 14 of Chapter 164 of the General Laws of
Massachusetts:

        (a) That the issue by the Petitioner of up to $150 million aggregate principal amount of the Bonds is reasonably necessary to enable the Petitioner to secure its obligations to repay borrowings under the Revolving Credit Agreement;

        (b) That the Bonds will have a maturity of not more than three years;

        (c) That the Bonds shall bear interest at such rates as is sufficient to pay the interest and the related facility fee on all advances made under the Revolving Credit Agreement, subject to a cap amount which may be negotiated; and

        (d) That the Department will make such other orders with respect to the proposed issue of the Bonds as it shall deem proper.

                              Dated this 7th day of April, 1997.

                                  Respectfully submitted,
                                  WESTERN MASSACHUSETTS ELECTRIC COMPANY

                                  By__/s/__________________________________
                                         John B. Keane
                                         Vice President and Treasurer

               **FOOTNOTES**
{2} This calculation excludes construction work in progress and retained earnings as in the Department's Decision in D.P.U. 96-96.




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                                  APPENDIX I

The following testimony and exhibits will be filed as part of the petition of Western Massachusetts Electric Company (WMECO) for the Department of Public Utilities' approval for the issuance of up to $150 million aggregate principal amount of its first mortgage bonds (the Bonds). Those exhibits noted with an asterisk are being filed with this initial petition and the testimony and remaining exhibits will be filed at least seven days prior to a hearing on this matter.

     1.  Testimony of Mr. John B. Keane, Vice President and Treasurer of WMECO.

     2.  Proposed form of Supplemental Indenture.

    *3.  Copies of WMECO's 1996 Annual Report and 1996 Form 10-K.

     4.  Resolutions of the Board of Directors dated April 14, 1997.

    *5.  Pro Forma Financial Statements as of December 31, 1996.

         5.1 WMECO Pro Forma Financial Statements reflecting issuance of $150 million of Bonds.

         5.2 Northeast Utilities Pro Forma Financial Statements reflecting issuance of $150 million of Bonds.

     6. Copy of the proposed application to the Connecticut Department of Public Utility Control.

     7. Cash Forecast (including summary of the construction program and nuclear expenditures) for January 1997 through June 1997.

     8.     Copy of the Northeast Utilities Proxy Statement dated
            April 30, 1997.

    *9.    WMECO Net Plant Test.